August 14, 2012

Via E-mail

Mr. Robert J. Sharp Chief Executive Officer Sharp Performance, Inc. 12 Fox Run

Sherman, CT 06784-1741

Re:

Sharp Performance, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed August 1, 2012 File No. 333-162072

Dear Mr. Sharp:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.

We note your response to comment 4 in our letter dated July 20, 2012, however your disclosure remains unclear and inconsistent. Even if you are registering shares for resale pursuant to Rule 415(a)(1)(i), you must nevertheless sell at a fixed price until your securities are quoted on the OTC Bulletin Board, since there is currently no public market for your shares. See Item 16 of Schedule A to the Securities Act of 1933. For additional guidance, refer to “Staff Observations in the Review of Smaller Reporting Company IPOs” located on our website. Please revise your filing, including the prospectus cover page, and the Determination of Offering Price and Plan of Distribution sections, to provide that selling shareholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board (if they ever are quoted on the OTC Bulletin Board) and thereafter at prevailing market prices or privately negotiated prices. In addition, if the disclosure on your prospectus cover page is intended to mean that the offering will remain open for only 28 days, please revise the rest of your prospectus to clarify that that is the case.

Response:   We agree with the comment by the Staff.  We have changed the disclosure to reflect that the price is fixed until our securities are quoted on the OTC Bulletin Board.

Mr. Robert J. Sharp

Sharp Performance, Inc. August 14, 2012

Cover Page of Registration Statement

2.

Please move the paragraph beginning “The information in this Prospectus is not complete...” and the “Subject to Completion” date from the cover page of the registration statement to the outside front cover of the prospectus. See Item 501(b)(10) of Regulation S-K.

Response:  We have moved this paragraph to the outside front cover of the registration statement.

Business, page 20

3.

We note your response to comment 5 in our letter dated July 20, 2012 and reissue that comment. In comment 9 in our letter dated June 1, 2012, we asked you to disclose the information included in your response to comment 6 in our letter dated November 9, 2010. Accordingly, please revise your statement that “the cost of the customization process and modifications on the GT-33 models are absorbed by the client/dealership” to clarify, as you did in your May 10, 2012 response letter, that “[n]either Mr. Sharp nor the Company incur the costs of refurbishing the GT-33” and that the “accessories for the cars are paid for solely by the dealership and flown through into the price.”

Response:   We agree with the Staff and have changed our disclosure to reflect that all costs for refurbishing the GT-33 are incurred by the client/dealership.

4.

We note your response to comment 8 in our letter dated July 20, 2012, however your disclosure remains inconsistent. If accurate, please revise the reference on page 22 to “current clientele,” as it appears that you do not currently have any clients. If accurate, please also revise the paragraph under “Revenue Stream” on page 23 to clarify that your “first consulting contract” is no longer in place and your “three new clients” no longer have contracts with you.

Response: We agree with the comment by the Staff. We have revised the disclosure to reflect that no consulting contracts are currently in place.

Interest of Named Experts and Counsel, page 20

5.

The disclosure under this heading appears to be incorrect. Please revise.

Response:  We agree with the comment by the Staff.  We have changed the disclosure to reflect the name of the Legal Counsel.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 26

6.

Pursuant to Item 304(a)(3) or Regulation S-K please file a letter from your former auditor as Exhibit 16.1. In the event your former auditor refuses to provide the required letter, please disclose the underlying reasons why.

Response: We agree with the comment by the Staff.  We have received this letter from the predecessor auditor and have attached it as Exhibit 16.1.

Executive Compensation, page 28

7.

Please update this section to provide disclosure for the fiscal year ended June 30, 2012.

Response: We agree with the comment by the Staff and have updated this section.

Mr. Robert J. Sharp

Sharp Performance, Inc. August 14, 2012

Security Ownership of Certain Beneficial Owners and Management, page 28

8.

Please update this table as of a more current date. Please also update the date as of which you are disclosing the number of shares that are issued and outstanding (in the footnote to the table designated by “*”).

Response:  We agree with this comment by the Staff and have updated this file as of a more current date.

Transactions with Related Persons, page 29

9.

Please revise to indicate whether the advancements from Mr. Sharp to the company are evidenced in writing. If they are, please file the notes as exhibits.

Response:

We agree with the comment from the Staff.  We have updated the disclosure.

Item 16. Exhibit Index, page 31

10.

Please revise the exhibit index to include the legal opinion and consent of counsel. See Items 601(b)(5) and (b)(23) of Regulation S-K. Note that you may indicate that the Exhibit 23 consent of counsel is included as part of Exhibit 5.1.

Response:   We have updated the Exhibit Index to include these new exhibits

Signatures, page 33

11.

We note your response to comment 14 in our letter dated July 20, 2012 and reissue that comment. Please revise the first paragraph immediately following the caption “Signatures” (beginning with “In accordance with the requirements of....”), so that it reflects the language required by Form S-1. In addition, it appears that you have deleted the signature of the principal accounting officer; please revise to include such signature as required by Form S-1.

Response:  We agree with the Staff. We have revised the signature page and have included the signature of the principal accounting officer.

Exhibit 5.1

12.

Because counsel is opining on resale shares that currently are outstanding, please revise the language in the third numbered paragraph to indicate that the 38,500 shares are, as opposed to “will be,” validly issued, fully paid and non-assessable. In addition, it appears that counsel’s reference in the last sentence of the opinion to the section of the filing captioned “Legal Matters” is intended to refer to the section of the filing captioned “Interest of Named Experts and Counsel”; if true, and in conjunction with comment 5 above, please revise the opinion to refer to the correct section of the filing.

Response:  We agree with the comment by the Staff.  Legal Counsel has changed its opinion to conform with the comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Robert J. Sharp

Sharp Performance, Inc. August 14, 2012

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom Assistant Director